Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 2, 2015, relating to the consolidated financial statements and financial statement schedules of CBL & Associates Limited Partnership (which report expresses an unqualified opinion and includes an explanatory paragraph relating to CBL & Associates Limited Partnership’s adoption of Accounting Standards Update 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”), and the effectiveness of CBL & Associates Limited Partnership’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of CBL & Associates Limited Partnership for the year ended December 31, 2014, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Atlanta, Georgia
July 2, 2015